Fortuna completes 1,800 tpd mill expansion on-time and on-budget at the San Jose Mine, Mexico

Vancouver, September 23, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) announced today that construction and commissioning of the processing plant’s expansion project to 1,800 tonnes per day (tpd) at the San Jose Mine in Oaxaca, Mexico has been completed on-time and on-budget. The plant expansion capital expenditure was US$9 million and the mill is now operational at 1,800 tpd.  Fortuna is on schedule to meet its annual production guidance of 4.5 million ounces of silver and 23,600 ounces of gold or 5.9 million ounces of Ag Eq* in 2013.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “Once again, our project team did an exceptional job in delivering the construction and commissioning of the mill expansion on-time and on-budget.  The processing plant’s milling capacity has been increased by 57 percent from 1,150 to 1,800 tpd.  Moving forward, our focus at San Jose is to incorporate the high-grade Trinidad North discovery into our production plans by the first quarter of 2015.”

(*) Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.